UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2

(Amendment No.     )*

CareDx, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

14167L103

(CUSIP Number)

September 22, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14167L103		13 G

1	Names of Reporting Persons. Industry Ventures Healthcare, LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 642,099 shares of Common Stock (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 642,099 shares of Common Stock (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 642,099 shares of Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 5.39% (3)

12	Type of Reporting Person* OO

(1)

This Schedule 13G is filed by Industry Ventures Healthcare, LLC (“IV Healthcare”), Industry Ventures Management VII, LLC (“IV Management”), and Johan D. Swildens (“Swildens”, and together with IV Healthcare and IV Management, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

The shares are directly held by IV Healthcare. Swildens is the sole Managing Member of IV Management, which is the sole Manager of IV Healthcare. Each of Swildens and IV Management may be deemed to share voting and dispositive power over the shares held by IV Healthcare.

(3)

The percentage is based on 11,902,363 shares of Common Stock (as of October 31, 2015) reported to be outstanding in the Issuer’s Form 10-Q for the quarter ended September 30, 2015 as filed with the Securities and Exchange Commission on November 13, 2015.

CUSIP No. 14167L103		13 G

1	Names of Reporting Persons Industry Ventures Management VII, LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 642,099 shares of Common Stock (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 642,099 shares of Common Stock (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 642,099 shares of Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 5.39% (3)

12	Type of Reporting Person* OO

(1)

This Schedule 13G is filed by Industry Ventures Healthcare, LLC (“IV Healthcare”), Industry Ventures Management VII, LLC (“IV Management”), and Johan D. Swildens (“Swildens”, and together with IV Healthcare and IV Management, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

The shares are directly held by IV Healthcare. Swildens is the sole Managing Member of IV Management, which is the sole Manager of IV Healthcare. Each of Swildens and IV Management may be deemed to share voting and dispositive power over the shares held by IV Healthcare.

(3)

The percentage is based on 11,902,363 shares of Common Stock (as of October 31, 2015) reported to be outstanding in the Issuer’s Form 10-Q for the quarter ended September 30, 2015 as filed with the Securities and Exchange Commission on November 13, 2015.

CUSIP No. 14167L103		13 G

1	Names of Reporting Persons Johan D. Swildens

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 642,099 shares of Common Stock (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 642,099 shares of Common Stock (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 642,099 shares of Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	(a) Percent of Class Represented by Amount in Row 9 5.39% (3)

12	Type of Reporting Person* IN

(1)

This Schedule 13G is filed by Industry Ventures Healthcare, LLC (“IV Healthcare”), Industry Ventures Management VII, LLC (“IV Management”), and Johan D. Swildens (“Swildens”, and together with IV Healthcare and IV Management, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

The shares are directly held by IV Healthcare. Swildens is the sole Managing Member of IV Management, which is the sole Manager of IV Healthcare. Each of Swildens and IV Management may be deemed to share voting and dispositive power over the shares held by IV Healthcare.

(3)

The percentage is based on 11,902,363 shares of Common Stock (as of October 31, 2015) reported to be outstanding in the Issuer’s Form 10-Q for the quarter ended September 30, 2015 as filed with the Securities and Exchange Commission on November 13, 2015.

Introductory Note:  This statement on Schedule 13G is filed by the Reporting Persons with the Commission in respect of shares of Common Stock, par value $0.001 per share (“Common Stock”), of CAREDX, Inc., a Delaware corporation (the “Issuer”).

Item 1
(a)	Name of Issuer: CareDx, Inc.
(b)	Address of Issuer’s Principal Executive Offices: 3260 Bayshore Boulevard Brisbane, California 94005

Item 2
(a)	Name of Reporting Persons Filing: 1. Industry Ventures Healthcare, LLC (“IVH”) 2. Industry Ventures Management VII, LLC (“IVM VII”) 3. Johan D. Swildens (“Swildens”)
(b)	Address of Principal Business Office: Industry Ventures 30 Hotaling Place San Francisco, California 94111
(c)	Citizenship:

IVH	Delaware, United States of America
IVM VII	Delaware, United States of America
Swildens	United States of America

	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 14167L103

Item 3	Not applicable.

Item 4	Ownership.
The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2015:

Reporting Persons	Shares Held Directly (1)	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (1), (3)
IVH	642,099	0	642,099	0	642,099	642,099	5.39%

IVM VII (2)	0	0	642,099	0	642,099	642,099	5.39%

Swildens (2)	0	0	642,099	0	642,099	642,099	5.39%

(1)   Represents the number of shares of Common Stock held by IV Healthcare.

(2)   The shares are directly held by IV Healthcare.  Swildens is the sole Managing Member of IV Management, which is the sole Manager of IV Healthcare.  Each of Swildens and IV Management may be deemed to share voting and dispositive power over the shares held by IV Healthcare.

(3)   The percentage is based on 11,902,363 shares of Common Stock (as of October 31, 2015) reported to be outstanding in the Issuer’s Form 10-Q for the quarter ended September 30, 2015 as filed with the Securities and Exchange Commission on November 13, 2015.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8	Identification and Classification of Members of the Group.
Not applicable.

Item 9	Notice of Dissolution of Group.
Not applicable.

Item 10	Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the attached statement on Schedule 13G is true, complete and correct.

Dated: February 12, 2016

INDUSTRY VENTURES HEALTHCARE, LLC

By:	Industry Ventures Management VII, LLC
Its:	Manager

By:	/s/ Johan S. Swildens
Johan S. Swildens, its Managing Member

INDUSTRY VENTURES MANAGEMENT VII, LLC

By:	/s/ Johan S. Swildens
Johan S. Swildens, its Managing Member

JOHAN D. SWILDENS

By:	/s/ Johan S. Swildens
Johan S. Swildens

Exhibit(s):

A:            Joint Filing Statement